UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2012
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
August 2012 Up 11.2% Year over Year

Mexico City, September 5, 2012 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for August 2012 increased by 11.2% when compared to August 2011.

This announcement reflects comparisons between August 1 through August 31, 2012 and 2011. Transit and general aviation passengers are excluded.

Domestic
Airport	August 2011	August 2012	% Change
Cancún	382,429	503,274	31.6
Cozumel	7,211	9,692	34.4
Huatulco	38,770	39,785	2.6
Mérida	96,912	96,153	(0.8)
Minatitlán	7,924	10,709	35.1
Oaxaca	32,459	39,892	22.9
Tapachula	12,417	12,482	0.5
Veracruz	69,171	70,934	2.5
Villahermosa	71,093	76,469	7.6
Total Domestic	718,386	859,390	19.6

International
Airport	August 2011	August 2012	% Change
Cancún	725,842	750,920	3.5
Cozumel	21,346	20,938	(1.9)
Huatulco	1,199	1,655	38.0
Mérida	8,474	9,698	14.4
Minatitlán	474	622	31.2
Oaxaca	5,505	5,901	7.2
Tapachula	597	639	7.0
Veracruz	10,528	9,180	(12.8)
Villahermosa	4,924	5,537	12.4
Total International	778,889	805,090	3.4

ASUR Page 1 of 2

Total
Airport	August 2011	August 2012	% Change
Cancún	1,108,271	1,254,194	13.2
Cozumel	28,557	30,630	7.3
Huatulco	39,969	41,440	3.7
Mérida	105,386	105,851	0.4
Minatitlán	8,398	11,331	34.9
Oaxaca	37,964	45,793	20.6
Tapachula	13,014	13,121	0.8
Veracruz	79,699	80,114	0.5
Villahermosa	76,017	82,006	7.9
ASUR Total	1,497,275	1,664,480	11.2

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: September 5, 2012